Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

For immediate release

MITTAL STEEL AND ISG RECEIVE CLEARANCE UNDER HSR

Rotterdam, The Netherlands (December 20, 2004) - Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT) announced today that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for the previously announced merger of International Steel Group Inc. (NYSE: ISG) with Mittal Steel. As previously announced, Ispat International completed its acquisition of LNM Holdings N.V. on December 17, 2004 and changed its name to Mittal Steel Company N.V. and its ticker symbol from “IST” to “MT”.

The merger of ISG with Mittal Steel is subject to approval by the shareholders of ISG and Mittal Steel and satisfaction of other customary closing conditions. The transaction is expected to be completed by the end of the first quarter of 2005.

About Mittal Steel Company N.V.

Mittal Steel is the world’s most global steel producer with steel-making operations in fourteen countries on four continents. Mittal Steel encompasses all aspects of modern steelmaking to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including the automotive, appliance, machinery and construction sectors. Mittal Steel is listed on the NYSE and Euronext Amsterdam (“MT”).

Safe Harbor Statement

This press release contains “forward-looking” statements concerning the completion of the merger of ISG with Mittal Steel and the timing thereof. These statements are based on the current expectations of Mittal Steel’s management. There are a number of risks and uncertainties that could cause actual results to differ materially. For more detailed information on the risks and uncertainties associated with the transaction and Mittal Steel’s and ISG’s business activities see their respective reports filed with the SEC. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes, Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

Contacts:
Ms. Nicola Davidson
General Manager, Communications
+44 20 7543 1162

Mr. T.N. Ramaswamy
Director, Finance
+44 20 7543 1174

Mr. Chuck Burgess
Ms. Gillian Angstadt
Abernathy MacGregor Group
212-371-5999